Exhibit 99.4.1

July 26, 2007
Mr. John Alexander
Northfield Bancorp, Inc.
Northfield Bank
1731 Victory Boulevard
Staten Island, NY 10314
Dear Mr. Alexander:
Recent market conditions have prompted FinPro, Inc. (“FinPro”) to reduce the estimated value range for the common stock (the “Common Stock”) of Northfield Bancorp, Inc. (the “Bank”). FinPro believes that a 10% downward adjustment to the appraised value is appropriate based the change in market conditions since the initial appraisal. This updated appraisal is furnished pursuant to market pricing as of July 26, 2007 and the Bank’s results for the six months ended June 30, 2007. FinPro’s appraisal report, dated May 29, 2007, included the Bank’s results for the three months ended March 31, 2007 and market pricing as of May 29, 2007.
In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:
•	43.00% of the total shares will be sold to the depositors and public,

•	2.00% of the total shares will be contributed to a charitable foundation,

•	cash equal to $3.0 million will be contributed to a charitable foundation,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $2.7 million at the midpoint,

•	there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 30 years straight-line,

•	there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.20 per option over 5 years straight-line,

•	the tax rate is assumed at 40.00%, and

•	the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.

Northfield Bancorp, Inc. – Updated Appraisal	Page 1

In preparing this updated appraisal, FinPro reviewed its amended appraisal and the Bank’s prospectus. FinPro considered, among other factors, recent developments in stock market conditions, changes in the interest rate environment, level of subscription interest, as well as recent developments in the Bank’s financial performance. FinPro reviewed the Bank’s most recent financial performance with its management as well as other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information.
FinPro’s updated appraisal is based upon the Bank’s representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank’s assets or liabilities. This updated appraisal considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.
FinPro’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.
FinPro’s opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

Northfield Bancorp, Inc. – Updated Appraisal	Page 2

Financial Update
Between March 31, 2007 and June 30, 2007, the Company’s assets decreased $5.3 million, loans decreased $2.3 million and deposits increased $5.1 million. Stockholder’s equity decreased $902 thousand.
Figure 1 — Financial Condition Data
[Statistical Information Omitted]
Net income decreased $694 thousand, or 23.44%, for the three months ended June 30, 2007 when compared to the three months ended June 30, 2006. The decrease is primarily attributable to lower net interest income and higher noninterest expense, which was partially offset by higher noninterest income and lower income tax expense. For the comparable six month periods, earnings grew due to an increase in noninterest income which was attributable to the gain on the sale of branches.
Figure 2 — Operating Data
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 3

As discussed on the previous page, profitability for the three months ended June 30, 2007 decreased when compared to the three months ended June 30, 2006. Net interest margin declined and noninterest expense levels rose. Nonperforming loans and assets increased since June 30, 2006 and capital levels increased.
Figure 3 — Key Ratios
[Statistical Information Omitted]
Taken collectively, FinPro viewed the changes in financial condition and results from operations unfavorably in determining the updated appraisal value.

Northfield Bancorp, Inc. – Updated Appraisal	Page 4

Thrift Equity market
Since May 29, 2007, (the date of the market prices in FinPro’s appraisal) the market value of thrift stocks, as measured by the SNL Thrift Index, decreased 12.60%. The SNL MHC Index decreased 11.87% during this time period.
Meanwhile, the S&P 500 Index and the Dow Jones Industrial Average decreased 2.34% and 0.35%, respectively. The index changes were as follows:
Figure 4 — Period Index Change
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 5

Comparable Group Price Change
All of the Comparable Group members experienced a decrease in stock price. The decrease in the median stock price was 11.65% and the average stock price decrease was 12.22%.
Figure 5 — Comparable Price Change
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 6

The Comparable Group’s median price to fully converted LTM core earnings per share decreased by 3.92%. The median price to fully converted tangible book value decreased by 6.49%.
Figure 6 — Comparable Fully Converted Multiple Changes
[Statistical Information Omitted]
The Comparable Group’s median price to MHC LTM core earnings per share decreased by 6.21%. The median price to MHC tangible book value decreased by 12.72%.
Figure 7 — Comparable MHC Multiple Changes
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 7

Recent MHC Conversion Performance
The aftermarket performance of MHC conversions has weakened. Five of the last eight conversions are trading below their IPO price. The percentage change to date is below the 1 month percentage change from the IPO price.
Figure 8 — Recent MHC Conversion Performance
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 8

Valuation Determination
FinPro analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Company.
Since the date of the initial appraisal:
•	the SNL MHC Index decreased 11.87%, the SNL Thrift Index decreased 12.60% and the S&P 500 and the Dow Jones Industrial Average decreased 2.34% and 0.35%, respectively, as shown in Figure 4;

•	during that same period of time, all of the Comparable Group members experienced a decrease in their stock price. The average price decreased 12.22% and the median price decreased 11.65%, as shown in Figure 5; and

•	the Company’s financial condition and results from operations have weakened during the three months ended June 30, 2007.
The aftermarket performance of recent conversions has weakened with numerous conversions trading below their IPO price. Based upon these factors, it is FinPro’s opinion that the estimated value range must be adjusted downward approximately 10%.

Northfield Bancorp, Inc. – Updated Appraisal	Page 9

Based upon the adjustments defined in the previous section, the Bank priced at the midpoint as if fully converted is estimated to be $332,000,000. Based upon a range below and above the midpoint value, the relative values are $282,200,000 at the minimum and $381,800,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $439,070,000. It is assumed that the foundation shares will be issued out of authorized but unissued shares.
At the various levels of the estimated value range, the full offering would result in the following offering data:
Figure 9 — Value Range — Full Offering
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 10

Figure 10 — As If Fully Converted Offering Pricing Multiples
[Statistical Information Omitted]
Figure 11 — Comparable as If Fully Converted Pricing Multiples to the Bank’s
Pro Forma Midpoint
[Statistical Information Omitted]
As Figure 11 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 37.04% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 15.38% discount to the Comparable Group.
Figure 12 — Comparable as If Fully Converted Pricing Multiples to the Bank’s
Pro Forma Super Maximum
[Statistical Information Omitted]
As Figure 12 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 23.41% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 7.72% discount to the Comparable Group.

Northfield Bancorp, Inc. – Updated Appraisal	Page 11

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 43.00%, is $145,673,470. Based upon a range below and above the midpoint value, the relative values are $123,822,450 at the minimum and $167,524,490 at the maximum, respectively. At the super maximum of the range, the offering value would be $192,653,160.
Figure 13 — Value Range MHC Offering Data
[Statistical Information Omitted]
Figure 14 — Comparable MHC Pricing Multiples to the Bank’s Pro Forma Midpoint
[Statistical Information Omitted]
Source: SNL data, FinPro Calculations
As Figure 14 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 31.16% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 26.44% discount to the Comparable Group.
Figure 15 — Comparable MHC Pricing Multiples to the Bank’s Pro Forma Super Maximum
[Statistical Information Omitted]
As Figure 15 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 13.95% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 15.35% discount to the Comparable Group.

Northfield Bancorp, Inc. – Updated Appraisal	Page 12

Valuation Conclusion
The Comparable pricing, as well as, the SNL MHC Index have decreased materially since the date of the initial appraisal. Recent MHC offerings have experienced softening aftermarket performance. The Bank’s financials have weakened modestly. Based upon these factors, FinPro believes that it is appropriate to reduce the appraised value by approximately 10%.
It is, therefore, FinPro’s opinion that as of July 26, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $338,775,510 at the midpoint of a range with a minimum of $287,959,180 to a maximum of $389,591,830 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $448,030,610. The shares issued to the foundation will be funded using authorized but unissued shares.
Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 43.00% will equal 12,382,245 shares, 14,567,347 shares, 16,752,449 shares and 19,265,316 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, plus $3.0 million in cash to the charitable foundation.
Respectfully Submitted,
\s\ FinPro, Inc.
FinPro, Inc.

Northfield Bancorp, Inc. – Updated Appraisal	Page 13

List of Exhibits
Northfield Bancorp, Inc.

Exhibit

1.	Updated Pro Forma Analysis Sheet (Full Conversion)

2.	Updated Pro Forma Analysis Sheet (MHC Conversion)

3.	Change of Comparable Pricing Multiples

4.	Industry Multiples
[Statistical Information Omitted]

Northfield Bancorp, Inc. – Updated Appraisal	Page 14